Exhibit 99.1

Gold Royalty Completes Expanded Royalty Financing with Monarch Mining Corporation

Vancouver, British Columbia – April 6, 2022 – Gold Royalty Corp. (“Gold Royalty” or the “Company”) (NYSE American: GROY) is pleased to announce that it has completed its previously announced transaction with Monarch Mining Corporation (“Monarch”). Pursuant to the transaction, Gold Royalty provided C$4.5 million in additional royalty financing to Monarch in exchange for increasing the size of the Company’s existing royalties and provided an additional C$1 million in financing to Monarch by participating in its marketed private placement.

The expanded royalties include:

●	Increased Per Tonne Royalty (“PTR”): The existing C$2.50 PTR on material from the Beaufor Mine through the Beacon Mill will be increased to C$3.75/t on material from the Beaufor Mine and C$1.25/t on material from the McKenzie Break, Croinor Gold, and Swanson properties.
●	Increased Net Smelter Return (“NSR”) Royalties: The existing 2.50% NSR royalties on Monarch’s McKenzie Break, Croinor Gold, and Swanson properties will be increased to a 2.75% NSR over the properties.
●	Buyback Elimination: Monarch’s existing 1.25% NSR royalty buyback rights on the McKenzie Break, Croinor Gold, and Swanson properties will be extinguished.
●	Pre-emptive Rights: Gold Royalty will retain pre-emptive rights on any future PTR’s on the Beacon Mill and will retain a right of first refusal on the creation of any additional NSR properties over the McKenzie Break, Croinor Gold, and Swanson properties.

Pursuant to the private placement, Gold Royalty acquired 1,666,667 units of Monarch at a price of C$0.60 per unit. Each unit is comprised of one common share of Monarch and one warrant, with each warrant entitling the holder to acquire an additional share for C$0.95 for a period of 60 months from the date of issuance thereof.

About Gold Royalty Corp.

Gold Royalty Corp. is a gold-focused royalty company offering creative financing solutions to the metals and mining industry. Its mission is to acquire royalties, streams and similar interests at varying stages of the mine life cycle to build a balanced portfolio offering near, medium and longer-term attractive returns for its investors. Gold Royalty’s diversified portfolio currently consists primarily of net smelter return royalties on gold properties located in the Americas.

For additional information, please contact:

Gold Royalty Corp.

Telephone: (833) 396-3066

Email: info@goldroyalty.com